July 28, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AB Multi-Manager Alternative Fund

File Nos. 333-197049 and 811-22671

Post-Effective Amendment No. 4

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, AB Multi-Manager Alternative Fund (the “Registrant”) requests acceleration of the effective date of Post-Effective Amendment No. 4 to its Registration Statement on Form N-2 (File No. 333-197049) (the “Amendment”) so that the Amendment is declared effective on July 29, 2016, or as soon as practicable thereafter. Sanford C. Bernstein & Company, LLC and AllianceBernstein Investments, Inc., the principal distributors of the Registrant, hereby join in its request for acceleration of the effectiveness of the Amendment.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness, and that such effectiveness also be confirmed in writing. Please call Jessica A. Herlihy of Willkie Farr & Gallagher LLP at (212) 728-8992.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (the “Commission”) (or its staff, acting pursuant to delegated authority) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*      *      *      *

Very truly yours,

AB Multi-Manager Alternative Fund

By:	/s/ Eric C. Freed
Name: Eric C. Freed
Title: Assistant Secretary

Sanford C. Bernstein & Company, LLC

By:	/s/ David Lesser
Name: David Lesser
Title: Assistant Secretary

AllianceBernstein Investments, Inc.

By:	/s/ Eric C. Freed
Name: Eric C. Freed
Title: Assistant Secretary